# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Datavault AI Inc., CIK 0001682149
CUSIP: 86633R609
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 15268 NW Greenbrier Pkwy, Beaverton, Oregon (OR), 97006
Date of event which requires filing of this statement: 03/16/2025
Filed by CIK 0001679379
Persons authorized to receive notices and communications: NYIAX, Inc., 244 Fifth Avenue, New York, New York (NY), 10001, (917) 444-9259

## Reporting persons
- NYIAX, Inc. (CIK 0001679379): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 3,280,000; shared voting power 0; sole dispositive power 3,280,000; shared dispositive power 0; aggregate amount beneficially owned 3,280,000 (5.1% of the class)
  Comment: * Based on 64,436,527 shares of Common Stock outstanding, including 61,156,527 shares of Common Stock issued and outstanding immediately prior to March 16, 2025, as verified by the Issuer, plus 3,280,000 shares issued in connection with the agreements discussed in Item 3 below.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Datavault AI Inc.
Address of issuer's principal executive offices: 15268 NW Greenbrier Pkwy, Beaverton, Oregon (OR), 97006

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by NYIAX, Inc., a Delaware corporation ("NYIAX" or the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is 244 Fifth Avenue New York, NY 10001.
Present principal occupation or employment: The principal business of the Reporting Person is operating as a financial trading platform technology company.
Criminal convictions in the last five years: During the past five years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is established as a corporation under the laws of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
As of the date of this Schedule 13D, the Reporting Person has voting and dispositive power with respect to 3,280,000 shares (the "Shares") of Common Stock. The Shares include (i) 750,000 shares of Common Stock issued by the Issuer to the Reporting Person pursuant to a share exchange agreement between the Reporting Person and the Issuer dated March 16, 2025 (the "Exchange Agreement"), and (ii) 2,530,000 shares of Common Stock issued by the Issuer to the Reporting Person pursuant a white label, co-marketing and intellectual property cross-license agreement between the Reporting Person and the Issuer dated March 16, 2025 (the "License Agreement").

Exchange Agreement

Pursuant to Exchange Agreement, the Reporting Person agreed to issue 900,000 shares of NYIAX common stock, par value $0,0001 per share to the Issuer and, in exchange therefore, the Issuer agreed to issue an aggregate of up to 5,000,000 shares of Common Stock (the "Issuer Exchange Shares") to the Reporting Person (collectively, the "Exchange").

In accordance with the Exchange and the Exchange Agreement, the Issuer shall issue the Issuer Exchange Shares to the Reporting Person as follows: (i) 3,000,000 shares of Common Stock (such shares the "Closing Shares") shall be issued in four equal quarterly tranches of 750,000 commencing on the closing date of the Exchange Agreement, March 16, 2025 (such date, the "Closing Date"), and (ii) upon the terms and subject to the completion of certain conditions set forth in the Exchange Agreement, up to 2,000,000 shares of Common Stock (such shares, the "Additional Shares").

The Closing Shares will be issued in four equal quarterly tranches as follows: (i) 750,000 shares of Common Stock on March 16, 2025; (ii) 750,000 shares of Common Stock on June 16, 2025; (ii) 750,000 shares of Common Stock on September 16, 2025; and (iii) 750,000 shares of Common Stock on December 16, 2025. The Additional Shares shall be issued only upon completion of certain conditions set forth in the Exchange Agreement.

License Agreement

In connection with the Exchange, the Reporting Person and the Issuer entered into the License Agreement, pursuant to which the Issuer granted to the Reporting Person a non-exclusive license under certain of the Issuer's wholly-owned patent rights, know-how and trademarks and, in exchange, the Reporting Person granted the Issuer a non-exclusive license under certain of the Reporting Person's jointly owned patent rights and know-how, and a non-exclusive license to white label the Reporting Person's proprietary software-as-a-service advertising brokerage platform. Under the terms of the License Agreement, as consideration for the services provided by the Reporting Person pursuant to the License Agreement and the rights to access and use the NYIAX Platform (as defined in the License Agreement) granted to the Issuer, and upon the terms and subject to all of the conditions contained in the License Agreement, the Issuer agreed to issue to the Reporting Person 2,530,000 shares of Common Stock on the Closing Date.

Furthermore, pursuant to the License Agreement, in consideration of the rights granted to the Reporting Person under the License Agreement, the Reporting Person will pay the Issuer a license fee in the form of a convertible note in the aggregate amount $2,500,000 (the "Convertible Note"). The Convertible Note is due on the first anniversary of the Closing Date (the "Maturity Date"). The Reporting Person agreed to pay interest to the Issuer on the aggregate unconverted and then outstanding principal amount of the Convertible Note at the rate of four percent (4%) per annum, accruing from the Closing Date. The Convertible Note may be prepaid in full at the Reporting Person's election.

The Convertible Note will automatically convert at the earlier of (i) the Maturity Date, and (ii) the first underwritten public offering of NYIAX pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering the offer and sale by NYIAX of its equity securities, as a result of or following which NYIAX shall be a reporting issuer under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and NYIAX Common Stock is listed on the Trading Market (as defined in the Convertible Note), at a conversion price of $2.00 per share.

In connection with the Exchange, on March 16, 2025, the Reporting Person and the Issuer also entered into (i) a software development agreement (the "Software Development Agreement"), pursuant to which the Reporting Person has engaged the Issuer to develop certain software and provide certain additional professional services as the parties will agree under one or more statements of work; and (ii) agreed to enter into certain lock-up agreements.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Schedule 13D is being filed to report a change in the shares beneficially owned by the Reporting Person. The Reporting Person intends to evaluate on an ongoing basis the investment in the Issuer and their options with respect to such investment. The Reporting Person may from time to time, acquire additional common stock from time to time for investment purposes if market conditions are favorable, in the open market, in privately negotiated transactions or otherwise. The Reporting Person may also dispose of some or all of the Issuer's common stock that the Reporting Person beneficially own, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued common stock by the Issuer), gift, expiration of options, forfeiture of restricted shares or otherwise, including, without limitation, sales of common stock pursuant to Rule 144 under the Securities Act, or otherwise. The Reporting Person reserves the right not to acquire common stock at any given time and not to dispose of all or part of common stock the Reporting Person may own at any given time if they determine such acquisition or disposal is not in their best interests at the time in question.

Other than as described above, the Reporting Person does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition of securities of the Issuer, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in the Issuer's present capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of the Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The following table sets forth, as of the date of this Schedule 13D, the aggregate number and percentage of outstanding Securities which the Reporting Person may be deemed to beneficially own, as well as the number and percentage of Securities as to which the Reporting Person has or will have the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition. The percentage set forth below is based on 64,436,527 shares of Common Stock outstanding, including 61,156,527 shares of Common Stock issued and outstanding immediately prior to March 16, 2025, as verified by the Issuer, plus 3,280,000 shares issued in connection with the agreements discussed in Item 3.
Number of shares as to which each person has sole or shared power to vote or dispose: * Based on 64,436,527 shares of Common Stock outstanding, including 61,156,527 shares of Common Stock issued and outstanding immediately prior to March 16, 2025, as verified by the Issuer, plus 3,280,000 shares issued in connection with the agreements discussed in Item 3.
Transactions in the class effected during the past sixty days: None other than the transactions described in this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the knowledge of the Reporting Person, except for the matters described in this Schedule 13D, there is no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

## Signatures
- NYIAX, Inc.: /s/ Teresa Gallo, Teresa Gallo/Chief Executive Officer (03/28/2025)